                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

For the fiscal year ended DECEMBER 31, 2005

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 001-32395

                           CONOCOPHILLIPS SAVINGS PLAN
                            (Full title of the Plan)

                                 CONOCOPHILLIPS
                         (Name of issuer of securities)

600 NORTH DAIRY ASHFORD
HOUSTON, TEXAS                                                           77079
(Address of principal executive office)                               (Zip code)

FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements

Financial statements of the ConocoPhillips Savings Plan, filed as part of this annual report, are listed in the accompanying index.

(b)  Exhibits

Exhibit 23 Consent of Independent Registered Public Accounting Firm

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the ConocoPhillips Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        CONOCOPHILLIPS SAVINGS PLAN


                                        /s/ J. W. Sheets
                                        ----------------------------------------
                                        J. W. Sheets
                                        Plan Financial Administrator

June 19, 2006

--------------------------------------------------------------------------------
INDEX TO FINANCIAL STATEMENTS AND SCHEDULE           CONOCOPHILLIPS SAVINGS PLAN

                                                                            Page
                                                                            ----
Report of Independent Registered Public Accounting Firm..................     3

Financial Statements

   Statements of Net Assets Available for Benefits at December 31, 2005
      and 2004 ..........................................................     4

   Statement of Changes in Net Assets Available for Benefits for the Year
      Ended December 31, 2005 ...........................................     5

   Notes to Financial Statements ........................................     6

Supplemental Schedule

   Schedule of Assets (Held at End of Year) as of December 31, 2005,
      Schedule H, Line 4i ...............................................    20

Exhibit Index ...........................................................    23

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The ConocoPhillips Savings Plan Committee
ConocoPhillips Savings Plan

We have audited the accompanying statements of net assets available for benefits of ConocoPhillips Savings Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U. S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                        /s/ ERNST & YOUNG LLP
                                        ERNST & YOUNG LLP

Tulsa, Oklahoma
June 19, 2006

--------------------------------------------------------------------------------
STATEMENTS OF NET ASSETS                             CONOCOPHILLIPS SAVINGS PLAN
AVAILABLE FOR BENEFITS

                                                           Thousands of Dollars
                                                          ----------------------
At December 31                                               2005         2004
                                                          ----------   ---------
ASSETS
Investments
   Plan interest in Master Trusts
      Stable Value Fund                                   $1,977,059   1,998,674
      ConocoPhillips Stock Fund                            2,377,061   1,660,153
      DuPont Stock Fund                                      146,941     217,803
   Leveraged Stock Fund                                      929,748     721,791
   Loan 2 Suspense                                           689,052     566,101
   Insurance contract                                              8          10
   Fidelity Low-Priced Stock Fund                            131,373     146,214
   Fidelity Magellan Fund                                    121,637     139,941
   PIMCO Total Return Fund - Administrative Class             26,285      22,435
   Vanguard Funds:
      500 Index Fund                                         335,052     350,151
      Asset Allocation Fund                                   10,233      10,406
      Balanced Index Fund                                     28,146      25,298
      Explorer Fund                                           90,817      90,776
      Extended Market Index Fund                              43,482      38,559
      Growth Index Fund                                       15,508      14,354
      Inflation-Protected Securities Fund                     41,636      33,741
      International Growth Fund                               47,460      37,425
      International Value Fund                                82,361      51,758
      LifeStrategy Conservative Growth Fund                   15,938      14,066
      LifeStrategy Growth Fund                                30,149      26,241
      LifeStrategy Income Fund                                12,561      10,895
      LifeStrategy Moderate Growth Fund                       93,180      90,611
      Long-Term Treasury Fund                                 39,788      19,086
      Mid-Cap Index Fund                                      84,458      43,617
      Morgan Growth Fund                                      23,039      20,938
      Prime Money Market Fund                                148,978     150,720
      PRIMECAP Fund                                          227,896     240,918
      Small-Cap Growth Index Fund                             34,873      32,854
      Small-Cap Value Index Fund                              59,117      49,876
      Total Bond Market Index Fund                            81,494      77,159
      Total International Stock Index Fund                    40,585      25,688
      Total Stock Market Index Fund                           29,278      25,986
      Value Index Fund                                        22,866      16,974
      Wellington Fund                                        103,794      84,233
      Windsor II Fund                                        130,000     106,804
   Vanguard Prime Money Market - Loan 2                           83          73
   Loans to Plan participants                                 76,319      72,466
--------------------------------------------------------------------------------
Total Investments                                          8,348,255   7,234,795
Active Employee Deposits Receivable                              442         860
Company Contributions Receivable                                  61          89
--------------------------------------------------------------------------------
Total Assets                                               8,348,758   7,235,744
--------------------------------------------------------------------------------
LIABILITIES
Securities Acquisition Loans                                 229,050     252,600
Interest Payable                                                 797         498
--------------------------------------------------------------------------------
Total Liabilities                                            229,847     253,098
--------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS                         $8,118,911   6,982,646
================================================================================

See Notes to Financial Statements.

--------------------------------------------------------------------------------
STATEMENT OF CHANGES IN NET                          CONOCOPHILLIPS SAVINGS PLAN
ASSETS AVAILABLE FOR BENEFITS

                                                                       Thousands
Year Ended December 31, 2005                                          of Dollars
                                                                      ----------
ADDITIONS
Company Contributions
   Company matching - cash                                            $   17,426
   Basic allocation - stock                                              130,211
Active Employee Deposits                                                 161,160
Rollovers                                                                 49,062
--------------------------------------------------------------------------------
                                                                         357,859
--------------------------------------------------------------------------------
Investment Income (Loss)
   Dividends and interest                                                106,753
   Interest, participant loans                                             3,578
   Plan interest in Master Trusts
      Stable Value Fund                                                   92,672
      ConocoPhillips Stock Fund                                          626,579
      DuPont Stock Fund                                                  (20,392)
   Net appreciation in fair value of investments                         480,197
--------------------------------------------------------------------------------
                                                                       1,289,387
--------------------------------------------------------------------------------
Other Additions                                                            1,563
--------------------------------------------------------------------------------
Total                                                                  1,648,809
--------------------------------------------------------------------------------
DEDUCTIONS
Distributions to participants or their beneficiaries                     502,058
Interest expense                                                           9,072
Administrative expenses                                                    1,379
Other deductions                                                              35
--------------------------------------------------------------------------------
Total                                                                    512,544
--------------------------------------------------------------------------------
NET INCREASE                                                           1,136,265

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of Year                                                      6,982,646
--------------------------------------------------------------------------------
End of Year                                                           $8,118,911
================================================================================

See Notes to Financial Statements.

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS                        CONOCOPHILLIPS SAVINGS PLAN

NOTE 1--PLAN DESCRIPTION

The following description of the ConocoPhillips Savings Plan (Plan), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution, 401(k) profit sharing plan which includes a Thrift Feature and a Stock Savings Feature. This Plan was formerly known as the Long-Term Stock Savings Plan of Phillips Petroleum Company (LTSSP); the name was changed at the close of business on December 31, 2002, along with the formal merger of the Thrift Plan of Phillips Petroleum Company (Thrift Plan) into the Plan. The Thrift Plan became the Thrift Feature of the Plan, the LTSSP became the Stock Savings Feature, and ConocoPhillips Company (Company) became the Plan sponsor. On October 3, 2003, assets of the Thrift Plan for Employees of Conoco Inc. (Conoco Thrift Plan) were merged into the Plan. Other Plan mergers that occurred during the reporting period were not material in terms of the number of participants involved and the impact to Plan provisions.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

ELIGIBILITY

Generally, active employees of the Company and its subsidiaries on the direct U.S. dollar payroll are eligible to participate in the Plan, except retail marketing outlet employees and certain other employee classifications.

THRIFT FEATURE

An active employee may deposit between 1% and 30% of pay, as defined in the Plan document (Pay), on a before-tax basis, an after-tax basis, or a combination of both. The Company contributes $1 for each $1 deposited by the active employee participant up to 1.25% of Pay. Thrift assets are invested in a variety of investment funds; however, the DuPont Stock Fund and the Fidelity Low-Priced Stock Fund are closed to new investment elections. Investments in the Thrift Feature are participant-directed.

Active employees are eligible to make catch-up deposits to the Thrift Feature beginning in the year they attain age 50. The active employee is allowed to elect catch-up deposits to be deducted as a dollar amount from each paycheck up to the applicable dollar limit, as defined by the Plan, for such Plan year. Elections to make catch-up deposits remain in effect until changed or revoked by an active employee.

STOCK SAVINGS FEATURE (SSF)

The SSF contains an Employee Stock Ownership Plan (ESOP). An active employee may deposit 1% of Pay on a before-tax basis. SSF deposits are invested in the ConocoPhillips Stock Fund. Based on the SSF deposits made by an active employee, participants in the SSF receive semiannual allocations of ConocoPhillips common stock (Company Stock) as of June 30 and December 31 of each year. The semiannual allocation to participants is based on the ratio of the active employee's SSF deposits to all participant SSF deposits for the allocation period. A supplemental allocation shall be made each year-end if all shares released for allocation, based on loan payment provisions, have not been allocated. The method for calculating a supplemental allocation is described in the Plan document; however, such an allocation is rare and was not required in 2005.

Semiannual allocations and supplemental allocations are invested in the ConocoPhillips Stock Fund and the Leveraged Stock Fund. Both the ConocoPhillips Stock Fund and the Leveraged Stock Fund are invested solely in Company Stock and have the same market value per share. The cost basis per share is different as the ConocoPhillips Stock Fund has an average cost based on average purchase price, and the Leveraged Stock Fund has a fixed cost based on the acquisition loan cost per share. The ConocoPhillips Stock Fund contains shares of Company Stock purchased with employee deposits, Company contributions, dividends reinvested in participant accounts, and shares allocated to participant accounts as a result of SSF allocations other than those purchased with the proceeds of acquisition loans. The Leveraged Stock Fund primarily contains shares of Company Stock that were purchased with the proceeds of acquisition loans and allocated to participant accounts as a result of SSF allocations. Participants may direct that their SSF deposits and Company allocations be exchanged from the ConocoPhillips Stock Fund and the Leveraged Stock Fund into other investment funds at any time.

The number of shares allocated on each semiannual allocation date is determined by the Plan document. In 2005, there were 8,698 shares allocated for each 100 eligible employees. Shares used for the semiannual allocation came from financed shares and shares held by ConocoPhillips in the Compensation and Benefits Trust
(CBT). In 2005, the Company used the CBT to contribute 2,250,727 shares of stock to the Plan. The fair value of the CBT shares was approximately $130 million, and these shares were invested in the ConocoPhillips Stock Fund.

The Plan is required to retain and use eligible dividends on Company Stock to make payments on the loans it used to acquire Company Stock for the SSF. If the Company does not elect to make a special contribution and if eligible dividends to be allocated to participants' accounts are used to make loan payments, participants receive a dividend replacement allocation. The Plan used $17.4 million in dividends on allocated shares to make loan payments and allocated 289,238 shares in dividend replacement allocations to participants' accounts in 2005. The fair value of the allocated dividend replacement shares was approximately $17 million, and these shares were invested in the Leveraged Stock Fund.

The Company made contributions to the Plan which, when aggregated with certain Plan dividends and certain interest earnings, equaled the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on its loan. The Company can also elect to make contributions to the Plan, as an alternative to using the dividends. Finally, the Company can make contributions to the Plan in the amount necessary to bring the number of shares of stock released for allocation up to the level required to complete the semiannual allocation by contributing cash or by contributing Company Stock.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the active employee deposits, Company contributions, if applicable, and Plan earnings, and charged with an allocation of investment administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that could be provided from the participant's vested account. The Vanguard Group, Inc. serves as recordkeeper.

VESTING

Participants are immediately vested in all amounts credited to their accounts in all funds.

VOTING RIGHTS

As a beneficial owner of Company Stock, Plan participants and beneficiaries are entitled to direct the trustee to vote the Company Stock attributable to their accounts. An active employee participant on the voting valuation date may direct the trustee to vote the non-directed and unallocated shares. Vanguard Fiduciary Trust Company (Vanguard) serves as trustee.

DIVERSIFICATION

Generally, participants may make unlimited exchanges out of any investment fund in any dollar amount, whole percentages or shares of their account to another investment fund subject to the exchange rules in the Plan document. In addition, using selected investment percentages, a participant may request a reallocation of both the existing account and future contribution allocations or a rebalancing of the participant's existing account.

SHARE ACCOUNTING METHOD FOR COMPANY STOCK

Any shares purchased or sold for the Plan on any business day are valued at the Participant Transaction Price, which is calculated using a weighted-average price of the Company Stock traded on that business day and any carryover impact as described in the Plan document.

DISTRIBUTIONS

Total distributions from participant accounts can be made upon the occurrence of specified events, including the attainment of age 59 1/2, death, disability, or termination of employment. Partial distributions are permitted in cases of specified financial hardship.

INSTALLMENT PAYMENTS

A terminated employee or a beneficiary who is the surviving spouse of a participant is eligible to elect a distribution based on a fixed-dollar amount or life-expectancy installment payments.

Installment distribution options offered under the Conoco Thrift Plan and exercised by a participant were grandfathered into the Plan.

DIVIDEND PASS THROUGH

A participant can make an election to receive cash dividends from the ConocoPhillips Stock Fund on a portion of that participant's account invested in Company Stock. The distribution of these dividends is made on each dividend payment date.

FORMS OF PAYMENT

Generally, distributions from participant accounts invested in Company Stock and DuPont stock can be made in cash, stock, or a combination of both. Distributions from all other funds in the Thrift Feature are made in cash. An election to make an eligible rollover distribution is also available.

LOANS

Active employee participants can request a loan from their account in the Plan. The minimum loan is $1,000. Generally, the maximum loan is the lesser of $50,000 or one-half of the value of the account. For those eligible for loans, three outstanding loans are available at any one time, one of which can be a home loan. The maximum term of a home loan is 238 months, and the maximum term of a general purpose loan is 58 months.

TRUST AGREEMENTS

The trust agreement with Vanguard provides for the administration of certain assets in the Plan.

Additionally, there are three master trust agreements:

The ConocoPhillips Stock Fund Master Trust Agreement provides for the administration of the ConocoPhillips Stock Fund. The trustee is Vanguard.

The Stable Value Fund is managed under the Stable Value Fund Master Trust Agreement. The assets in this fund include investment contracts, money market instruments, and units of a common collective trust. The trustee for the Stable Value Fund is State Street Bank and Trust Company.

The DuPont Stock Fund Master Trust Agreement provides for the administration of the DuPont Stock fund. The trustee is Vanguard.

ADMINISTRATION

The Plan is administered by the ConocoPhillips Savings Plan Committee (Committee), a Plan Financial Administrator, a Plan Benefits Administrator, and the Chief Financial Officer of the Company. Members of the Committee are appointed by the Board of Directors of the Company or its delegate. The Plan Financial Administrator and the Plan Benefits Administrator are the persons who occupy, respectively, the Company positions of Vice President and Treasurer, and Manager Global Compensation and Benefits. Members of the Committee and the Plan Administrators serve without compensation, but are reimbursed by the Company for necessary expenditures incurred in the discharge of their duties. Administrative expenses of the Plan are paid from assets of the Plan to the extent allowable by law, unless paid by the Company.

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Plan's financial statements are presented on the accrual basis of accounting. Distributions to participants or their beneficiaries are recorded when paid.

On April 7, 2005, ConocoPhillips declared a two-for-one common stock split effected in the form of a 100% stock dividend, payable June 1, 2005, to stockholders of record as of May 16, 2005. All references to Company Stock in the financial statements and accompanying notes are presented on an after-split basis for all periods presented.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3--SECURITIES ACQUISITION LOANS

The Plan borrowed $250 million (Loan 1) and $400 million (Loan 2) in 1988 and 1990, respectively, and purchased 28,673,836 and 28,318,584 shares of Company Stock, respectively, from the bank borrowings. The financed shares are held in a suspense account (currently Loan 2 Suspense) until allocated to eligible participants based on the provisions of the Plan.

Loan 1 was fully repaid in June 1998 and all leveraged shares associated with Loan 1 have been allocated to participant accounts.

Upon allocation to participants' accounts, the Loan 2 shares are transferred to the Leveraged Stock Fund. The Plan released 906,647 Loan 2 suspense shares in 2005 for semiannual allocations to participants' accounts. The fair value of the Loan 2 shares used in the semiannual allocations was approximately $52 million. At December 31, 2005 and 2004, the market value of unallocated shares was $689 million and $566 million, respectively. There were no other unallocated assets at December 31, 2005, and December 31, 2004.

Loan 2 extends through the year 2015. Due to loan prepayments, the first required payment is currently scheduled to be in 2011.

The outstanding balance of Loan 2 at December 31, 2005, was $229 million and at December 31, 2004 was $253 million. Loan 2 prepayments totaled $24 million in 2005. Loan 2 provides for variable interest rates. The rates were 4.78% and 2.84% at December 31, 2005 and 2004, respectively.

Loan 2 is guaranteed by ConocoPhillips and ConocoPhillips Company and is being repaid through contributions made by the Company, dividends on certain allocated and unallocated shares, and earnings on the short-term investment of dividends. The Loan 2 carrying amount approximates fair value.

Under Loan 2, any participating bank in the syndicate of lenders may cease to participate on December 4, 2009, by giving not less than 180 days' prior notice to the Plan and the Company. If the current Directors of ConocoPhillips or their approved successors cease to be a majority of the Board of Directors, and upon not less than 90 days' notice, each bank participating in Loan 2 has the optional right to terminate its participation in the loan. Under the above conditions, such banks' rights and obligations under the loan agreement must be purchased by ConocoPhillips if not transferred to another bank of ConocoPhillips' choice.

NOTE 4--INVESTMENTS

VALUATION

Common stock and mutual fund securities are valued at fair value. Common stock values are based on their quoted market prices. Mutual funds are valued using quoted market prices which represent the net asset values of shares held by the Plan at year-end. The Stable Value Fund is managed under the Stable Value Fund Master Trust Agreement. The assets in this fund include investment contracts, some of which are backed by units of common collective trusts, and money market instruments. The investment contracts are fully benefit-responsive, and are valued at contract value which represents contributions, plus interest credited, less distributions and expenses. The money market instruments are valued at amortized cost, which approximates fair value. The common collective trust is valued at fair value as determined by the issuer based on the current values of the underlying assets of such trust. Participant loans are valued at carrying value, which approximates fair value. Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Investment securities are exposed to various risks, such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NET APPRECIATION

During 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                                                                       Thousands
                                                                      of Dollars
                                                                      ----------
ConocoPhillips Common Stock                                            $416,466
Mutual Funds                                                             63,731
-------------------------------------------------------------------------------
                                                                       $480,197
===============================================================================

NOTE 5--EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

Through December 31, 2005, the ESOP portion of the Plan included the Leveraged Stock Fund, Loan 2 Suspense, released shares pending allocation, and a portion of the shares held in the ConocoPhillips Stock Fund (COP Stock ESOP - Master Trust). The ESOP portion of the ConocoPhillips Stock Fund included those shares relating to dividends on leveraged shares, certain Company contributions, and annual sweeps of shares from non-ESOP sources to ESOP sources. Also included in the ESOP is the cash account associated with Loan 2

Suspense (Vanguard Prime Money Market - Loan 2, or Vang Prime MM Loan 2). The Loan 2 Suspense shares and cash are the only non-participant-directed investments in the Plan, and the only unallocated assets in the Plan.

Information about the net assets and the significant components of the changes in net assets relating to the ESOP portion of the Plan follows:

                                                              Thousands of Dollars
                               ----------------------------------------------------------------------------------
                                         DECEMBER 31, 2005                            December 31, 2004
                               -------------------------------------        -------------------------------------
                                ALLOCATED   UNALLOCATED      TOTAL           Allocated   Unallocated      Total
                               ----------   -----------   ----------        ----------   -----------   ----------
ASSETS
COP Stock ESOP -
   Master Trust                $1,694,568     $     --    $1,694,568        $1,259,262     $     --    $1,259,262
Leveraged Stock                   929,748           --       929,748           721,791           --       721,791
Loan 2 Suspense                        --      689,052       689,052                --      566,101       566,101
Vang Prime MM Loan 2                   --           83            83                --           73            73
-----------------------------------------------------------------------------------------------------------------
Total Assets                    2,624,316      689,135     3,313,451         1,981,053      566,174     2,547,227

LIABILITIES
Securities Loan                        --      229,050       229,050                --      252,600       252,600
Interest Payable                       --          797           797                --          498           498
-----------------------------------------------------------------------------------------------------------------
Total Liabilities                      --      229,847       229,847                --      253,098       253,098

NET ASSETS AVAILABLE
   FOR BENEFITS                $2,624,316     $459,288    $3,083,604        $1,981,053     $313,076    $2,294,129
=================================================================================================================

Changes in Net Assets during Year Ended December 31, 2005:

                                                                                     THOUSANDS OF DOLLARS
                                                                            -------------------------------------
                                                                             ALLOCATED   UNALLOCATED      TOTAL
                                                                            ----------   -----------   ----------
Basic allocation - stock                                                    $  130,211     $     --    $  130,211
Allocation of 906,647 shares of
   ConocoPhillips common stock, at market                                       52,398           --        52,398
Dividends and interest                                                          17,384       14,953        32,337
Interest in Master Trust - COP Stock ESOP                                      520,139           --       520,139
Net appreciation in FV of investments                                          223,738      192,728       416,466
Other additions                                                                      1            1             2
-----------------------------------------------------------------------------------------------------------------
Total Additions                                                                943,871      207,682     1,151,553

Distributions                                                                  138,022           --       138,022
Allocation of 906,647 shares of
   ConocoPhillips common stock, at market                                           --       52,398        52,398
Interest expense                                                                    --        9,072         9,072
Administrative expense                                                           1,046           --         1,046
Other deductions                                                                     1           --             1
-----------------------------------------------------------------------------------------------------------------
Total Deductions                                                               139,069       61,470       200,539

Intrafund & source transfers                                                  (161,539)          --      (161,539)
-----------------------------------------------------------------------------------------------------------------
NET INCREASE                                                                   643,263      146,212       789,475

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of Year                                                            1,981,053      313,076     2,294,129
-----------------------------------------------------------------------------------------------------------------
End of Year                                                                 $2,624,316     $459,288    $3,083,604
=================================================================================================================

Effective January 1, 2006, the Plan was amended to include all remaining shares of the ConocoPhillips Stock Fund in the ESOP; therefore, all Company Stock held in the Plan is now part of the ESOP.

NOTE 6--TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated March 23, 2004, stating that the Plan, as amended and restated as of October 3, 2003, is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan sponsor has taken the necessary steps to bring the Plan's operations into compliance with the Code.

NOTE 7--PARTY-IN-INTEREST TRANSACTIONS

A large portion of the Plan's assets is invested in Company Stock. Because ConocoPhillips is the parent of the Company, transactions involving Company Stock qualify as party-in-interest transactions. In addition, certain investments of the Plan are in shares of mutual funds managed by Vanguard. Because Vanguard is the Plan's trustee, these transactions also qualify as party-in-interest transactions. All of these types of transactions were exempt from the prohibited transaction rules.

NOTE 8--PLAN TERMINATION

In the event of termination of the Plan, participants and beneficiaries of deceased participants would be vested with respect to, and would receive, within a reasonable time, any funds in their accounts as of the date of the termination. Unallocated assets leveraged to Loan 2 would be allocated pursuant to applicable legal and contractual requirements.

NOTE 9--RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2005 and 2004, as reflected in these financial statements, to the amounts reflected in the Plan's Form 5500:

                                                          Thousands of Dollars
                                                         ----------------------
                                                            2005         2004
                                                         ----------   ---------
Net assets available for benefits as
   reported in the financial statements                  $8,118,911   6,982,646
Less: Defaulted loans identified
   as deemed distributions for tax reporting                     --        (150)
-------------------------------------------------------------------------------
Net assets available for benefits
   as reported in the Form 5500                          $8,118,911   6,982,496
===============================================================================

The following is a reconciliation of distributions to participants or their beneficiaries for the year ended December 31, 2005, as reflected in these financial statements, to the amounts reflected in the Plan's Form 5500:

                                                                       Thousands
                                                                      of Dollars
                                                                      ----------
Year Ended December 31, 2005
Distributions to participants or their
   beneficiaries reported in the
   financial statements                                                $502,058
Less: Amounts previously recognized as
   deemed distributions for 5500 reporting                                 (150)
-------------------------------------------------------------------------------
Total distributions as reported
   in the Form 5500                                                    $501,908
===============================================================================

NOTE 10--MASTER TRUSTS

Three investment options of the Plan are held in master trusts and administered under master trust agreements. These investment options include the Stable Value Fund, ConocoPhillips Stock Fund, and DuPont Stock Fund.

STABLE VALUE FUND

The Stable Value Fund option provided by the Plan is also available to participants in the ConocoPhillips Store Savings Plan. Each plan's beneficial interest in the master trust funds is based on that plan's proportionate share, determined by participant-directed balances, of the value of the total net assets in the master trust. Investment income for each plan is calculated using this same basis. The Plan's proportionate share of master trust net assets was approximately 99.9% as of December 31, 2005, and December 31, 2004.

The Stable Value Fund consists of guaranteed investment contracts (GICs), separate account guaranteed investment contracts (SAGICs), synthetic contracts
(SYNs), a common collective trust (CCT), and short-term investments and cash. The crediting interest rates for the Stable Value Fund's investment contracts ranged from 3.46% to 7.12% as of December 31, 2005, and from 3.39% to 7.68% as of December 31, 2004. The fund's blended rate of return was 4.73% for 2005 and 4.60% for 2004.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting rates for GICs are set at the time of purchase and are fixed for the specified contract period. The crediting rates for most SAGIC and SYN contracts are reset quarterly and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate included each contract's portfolio market value, current yield-to-maturity, duration (i.e., the present value of the weighted average life), and market value relative to contract value. All contracts had a guaranteed rate of 0.0% or higher.

The Stable Value Fund values as of December 31, 2005, and December 31, 2004, were as follows:

                                                           Thousands of Dollars
                                                          ----------------------
                                                             2005         2004
                                                          ----------   ---------
Stable Value Fund
At December 31
   GICs                                                   $  114,584     129,095
   SAGICs                                                    111,601     175,350
   SYNs                                                    1,668,294   1,604,147
--------------------------------------------------------------------------------
Assets at Contract Value                                   1,894,479   1,908,592
--------------------------------------------------------------------------------
   CCT                                                        70,350      67,612
   Short-term investments and cash                            13,918      24,349
--------------------------------------------------------------------------------
Assets at Fair Value                                          84,268      91,961
--------------------------------------------------------------------------------
End of Year                                               $1,978,747   2,000,553
================================================================================

The estimated fair value of the GICs at December 31, 2005 and 2004, was $115,449,323 and $133,962,202 respectively. The estimated fair value of the SAGICs at December 31, 2005 and 2004, was $112,725,513 and $182,159,789
respectively. The fair values of the GICs and SAGICs are determined using a discounted cash flow method. The estimated cash flow of each contract is discounted using a yield curve interpolated from swap rates and is adjusted for liquidity and credit quality.

The estimated fair value of the underlying assets of the synthetic guaranteed investment contracts at December 31, 2005 and 2004, was $1,652,045,988 and $1,627,937,906, respectively. The contract values of synthetic guaranteed investment contracts were net of ($16,248,466) at December 31, 2005, and ($23,790,533) at December 31, 2004, related to wrapper contracts, which guarantee the contract value of the synthetic guaranteed investment contracts for participant initiated withdrawal events.

The significant components of the changes in net assets relating to the Stable Value Fund are as follows:

                                                                      Thousands
                                                                     of Dollars
                                                                     ----------
Stable Value Fund
Year Ended December 31, 2005
   Contributions                                                     $   47,324
   Interest and Dividend Income (net)                                    92,758
   Asset Transfers In                                                   367,873
   Distributions                                                       (178,892)
   Participant Loans                                                     (3,973)
   Other Deductions                                                         (20)
   Asset Transfers Out                                                 (346,876)
-------------------------------------------------------------------------------
Net Decrease                                                            (21,806)
Beginning of Year                                                     2,000,553
-------------------------------------------------------------------------------
End of Year                                                          $1,978,747
===============================================================================

CONOCOPHILLIPS STOCK FUND

The ConocoPhillips Stock Fund is comprised of Company Stock held in a master trust, the ConocoPhillips Stock Fund Master Trust. This investment option provided by the Plan is also available to participants in the ConocoPhillips Store Savings Plan. Each plan's beneficial interest in the master trust funds is based on that plan's proportionate share, determined by participant-directed balances, of the value of the total net assets in the master trust. Investment income for each plan is calculated using this same basis. The Plan's proportionate share of master trust net assets was approximately 99.9% as of December 31, 2005, and December 31, 2004.

The ConocoPhillips Stock Fund values as of December 31, 2005, and December 31, 2004, were as follows:

                                                           Thousands of Dollars
                                                          ----------------------
                                                             2005         2004
                                                          ----------   ---------
At December 31
   ConocoPhillips Stock Fund                              $2,380,454   1,662,488
--------------------------------------------------------------------------------
End of Year                                               $2,380,454   1,662,488
================================================================================

The significant components of the changes in net assets relating to the ConocoPhillips Stock Fund are as follows:

                                                                      Thousands
                                                                     of Dollars
                                                                     ----------
ConocoPhillips Stock Fund
Year Ended December 31, 2005
   Contributions                                                     $   99,877
   Dividend Income                                                       46,694
   Net Appreciation in Fair Value of
      Company Stock                                                     580,743
   Asset Transfers In                                                   651,202
   Other Additions                                                           15
   Distributions                                                       (120,641)
   Participant Loans                                                    (20,993)
   Other Deductions                                                        (929)
   Asset Transfers Out                                                 (518,002)
-------------------------------------------------------------------------------
Net Increase                                                            717,966
Beginning of Year                                                     1,662,488
-------------------------------------------------------------------------------
End of Year                                                          $2,380,454
===============================================================================

DUPONT STOCK FUND

The DuPont Stock Fund is comprised of DuPont stock held in a master trust, the DuPont Stock Fund Master Trust. This investment option provided by the Plan is also available to participants in the ConocoPhillips Store Savings Plan; however, this option is closed to new investment elections. Each plan's beneficial interest in the master trust funds is based on that plan's proportionate share, determined by participant-directed balances, of the value of the total net assets in the master trust. Investment income for each plan is calculated using this same basis. The Plan's proportionate share of master trust net assets was approximately 99.9% as of December 31, 2005, and December 31, 2004.

The DuPont Stock Fund values as of December 31, 2005, and December 31, 2004, were as follows:

                                                            Thousands of Dollars
                                                            --------------------
                                                               2005       2004
                                                             --------   -------
At December 31
   DuPont Stock Fund                                         $147,012   217,907
-------------------------------------------------------------------------------
End of Year                                                  $147,012   217,907
===============================================================================

The significant components of the changes in net assets relating to the DuPont Stock Fund are as follows:

                                                                       Thousands
                                                                      of Dollars
                                                                      ----------
DuPont Stock Fund
Year Ended December 31, 2005
   Dividend Income                                                     $  5,752
   Other Additions                                                            2
   Distributions                                                        (12,644)
   Net Depreciation in Fair Value of Stock                              (26,155)
   Participant Loans                                                       (331)
   Other Deductions                                                         (75)
   Asset Transfers Out                                                  (37,444)
-------------------------------------------------------------------------------
Net Decrease                                                            (70,895)
Beginning of Year                                                       217,907
-------------------------------------------------------------------------------
End of Year                                                            $147,012
===============================================================================

NOTE 11--SUBSEQUENT EVENTS

HURRICANE RELIEF CHANGES

Recent Federal legislation and regulatory guidance have eased the rules on Plan distributions and loans to participants impacted by Hurricanes Katrina, Rita and/or Wilma.

Participants may request Qualified Hurricane Distributions (QHDs), the aggregate amount of which may not exceed $100,000. Participants can delay paying income taxes on QHDs by requesting zero tax withholding and repaying the QHDs within three years to have the money treated as a tax-free rollover.

A participant eligible for hurricane relief may request a Plan loan (or Plan loans) in the amount of the lesser of $100,000 or 100% of the vested account balance. Participants with a Plan loan(s) on or after the appropriate hurricane effective dates can postpone or suspend any payments scheduled to be made on the loan(s) through December 31, 2006. The original loan payoff date will be extended by the period of the suspended loan repayments. When the payments resume, they will be re-amortized to include the interest accrued during the period they were suspended, and a new loan repayment amount and loan payoff date will be calculated.

BURLINGTON RESOURCES ACQUISITION

On March 31, 2006, ConocoPhillips completed the acquisition of Burlington Resources Inc., following approval of the merger by Burlington's stockholders. The Company intends to merge the assets of the Burlington Resources Inc. Retirement Savings Plan into the Plan effective January 1, 2007.

--------------------------------------------------------------------------------
SCHEDULE OF ASSETS (HELD AT END OF YEAR)             CONOCOPHILLIPS SAVINGS PLAN
SCHEDULE H, LINE 4I                                     EIN 73-0400345, PLAN 022

At December 31, 2005

                                    (c)                     Thousands of Dollars
    (a)(b)              Description of investment          ---------------------
Identity of issue,      including maturity date,               (d)         (e)
borrower, lessor        rate of interest, collateral,      Historical    Current
or similar party        par or maturity value                 Cost        Value
------------------      -----------------------------      ----------   --------
CONOCOPHILLIPS*         15,980,535 SHARES, LEVERAGED
                           STOCK FUND                        $     **   $929,748

CONOCOPHILLIPS*         11,843,383 SHARES, LOAN 2
                           SUSPENSE                           167,288    689,052

FIDELITY                3,216,771 UNITS, FIDELITY
   INVESTMENTS             LOW-PRICED STOCK FUND                   **    131,373

FIDELITY                1,142,780 UNITS, FIDELITY
   INVESTMENTS             MAGELLAN FUND                           **    121,637

PIMCO FUNDS             2,503,369 UNITS, PIMCO TOTAL
                           RETURN FUND -
                           ADMINISTRATIVE CLASS                    **     26,285
--------------------------------------------------------------------------------
THE VANGUARD            2,915,520 UNITS, VANGUARD
   GROUP*                  500 INDEX FUND                          **    335,052

                        404,002 UNITS, VANGUARD
                           ASSET ALLOCATION FUND                   **     10,233

                        1,420,801 UNITS, VANGUARD
                           BALANCED INDEX FUND                     **     28,146

                        1,209,125 UNITS, VANGUARD
                           EXPLORER FUND                           **     90,817

                        1,269,176 UNITS, VANGUARD
                           EXTENDED MARKET INDEX FUND              **     43,482

                        563,097 UNITS, VANGUARD
                           GROWTH INDEX FUND                       **     15,508

                        3,423,982 UNITS, VANGUARD
                           INFLATION-PROTECTED
                           SECURITIES FUND                         **     41,636

                        2,260,014 UNITS, VANGUARD
                           INTERNATIONAL GROWTH FUND               **     47,460

--------------------------------------------------------------------------------
SCHEDULE OF ASSETS (HELD AT END OF YEAR)             CONOCOPHILLIPS SAVINGS PLAN
SCHEDULE H, LINE 4I                                     EIN 73-0400345, PLAN 022

At December 31, 2005

                                      (c)                   Thousands of Dollars
    (a)(b)              Description of investment           --------------------
Identity of issue,      including maturity date,                (d)        (e)
borrower, lessor        rate of interest, collateral,       Historical   Current
or similar party        par or maturity value                  Cost       Value
------------------       -----------------------------      ----------   -------
THE VANGUARD              2,365,333 UNITS, VANGUARD
   GROUP*                   INTERNATIONAL VALUE FUND                **    82,361

                         1,028,941 UNITS, VANGUARD
                            LIFESTRATEGY CONSERVATIVE
                            GROWTH FUND                             **    15,938

                         1,435,655 UNITS, VANGUARD
                            LIFESTRATEGY GROWTH FUND                **    30,149

                         931,130 UNITS, VANGUARD
                            LIFESTRATEGY INCOME FUND                **    12,561

                         5,044,937 UNITS, VANGUARD
                            LIFESTRATEGY MODERATE
                            GROWTH FUND                             **    93,180

                         3,444,864 UNITS, VANGUARD
                            LONG-TERM TREASURY FUND                 **    39,788

                         4,790,574 UNITS, VANGUARD
                            MID-CAP INDEX FUND                      **    84,458

                         1,300,890 UNITS, VANGUARD
                            MORGAN GROWTH FUND                      **    23,039

                         148,977,865 UNITS, VANGUARD
                            PRIME MONEY MARKET FUND                 **   148,978

                         3,489,445 UNITS, VANGUARD
                            PRIMECAP FUND                           **   227,896

                          2,122,518 UNITS, VANGUARD
                            SMALL-CAP GROWTH INDEX FUND             **    34,873

                          4,060,244 UNITS, VANGUARD
                            SMALL-CAP VALUE INDEX FUND              **    59,117

                          8,100,822 UNITS, VANGUARD
                            TOTAL BOND MARKET INDEX FUND            **    81,494

                          2,844,068 UNITS, VANGUARD
                            TOTAL INTERNATIONAL STOCK
                            INDEX FUND                              **    40,585

--------------------------------------------------------------------------------
SCHEDULE OF ASSETS (HELD AT END OF YEAR)             CONOCOPHILLIPS SAVINGS PLAN
SCHEDULE H, LINE 4I                                     EIN 73-0400345, PLAN 022

At December 31, 2005

                                     (c)                   Thousands of Dollars
       (a)(b)         Description of investment          -----------------------
 Identity of issue,   including maturity date,               (d)          (e)
  borrower, lessor    rate of interest, collateral,      Historical     Current
  or similar party    par or maturity value                 Cost         Value
-------------------   --------------------------------   ----------   ----------
THE VANGUARD GROUP*   975,930 UNITS, VANGUARD
                         TOTAL STOCK MARKET INDEX FUND           **       29,278

                      1,025,840 UNITS, VANGUARD
                         VALUE INDEX FUND                        **       22,866

                      3,419,890 UNITS, VANGUARD
                         WELLINGTON FUND                         **      103,794

                      4,149,394 UNITS, VANGUARD
                         WINDSOR II FUND                         **      130,000
--------------------------------------------------------------------------------
PARTICIPANTS*         LOANS TO PLAN PARTICIPANTS,
                         INTEREST RATES RANGING
                         FROM 4.00% TO 10.25%                    --       76,319
--------------------------------------------------------------------------------
THE VANGUARD GROUP*   VANGUARD PRIME MONEY MARKET -
                         LOAN 2                                  83           83
--------------------------------------------------------------------------------
TRAVELERS INSURANCE   INSURANCE CONTRACT GR-1966A,
                         DEFERRED SETTLEMENT ACCOUNT             **            8
--------------------------------------------------------------------------------
                                                                      $3,847,194
================================================================================

*    Party-in-interest

** Historical cost information is not required for participant-directed investments.

--------------------------------------------------------------------------------
EXHIBIT INDEX                                        CONOCOPHILLIPS SAVINGS PLAN
                                                        EIN 73-0400345, PLAN 022

EXHIBIT
NUMBER                                  DESCRIPTION
-------                                 -----------
   23     Consent of Independent Registered Public Accounting Firm